Exhibit 99.3

ASML Announces Results Tender Offer 5.75% Notes Due 2017

VELDHOVEN, the Netherlands, 12 September 2013—ASML Holding N.V. (ASML) today announces the results of the any-and-all tender offer launched on 4 September 2013 for its EUR 600,000,000 5.75% Notes due 2017 (ISIN: XS0304756405).

The transaction is part of ASML’s commitment to actively manage its debt maturity profile.

ASML has accepted tendered bonds for a total nominal amount of EUR 361,847,000 and a total consideration of EUR 417,379,659. The tender will be settled on 19 September 2013.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We provide employment for more than 12,400 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Contacts

ASML

Lucas van Grinsven

Communication Worldwide | Corporate

corpcom@asml.com

+31.40.268.3949

ASML

Craig DeYoung

VP Investor Relations Worldwide

craig.deyoung@asml.com

+1.480.696.2762

ASML

Franki D’Hoore

Director Investor Relations

franki.dhoore@asml.com

+31.40.268.6494